UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          (Amendment No. 1)*

                     Battle Mountain Gold Company
                           (Name of Issuer)
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                Common Stock, par value $0.10 per share
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                      (Title Class of Securities)


                               07159310
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                            (CUSIP Number)


                           Kevin N. Thompson
             Vice-President, Secretary and General Counsel
                             Noranda Inc.
          P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                       Toronto, Ontario M5J 2T3
                            (416) 982-7475
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 (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)


                            August 1, 1997
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 25 Pages


                             SCHEDULE 13D
---------------------------------        --------------------------------------
CUSIP No.    07159310                            Page  2  of  25  Pages
          -----------------                           ---    ----
---------------------------------        --------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Partners Limited
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a) |_|   (b)|_|
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   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               00
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario
-------------------------------------------------------------------------------
NUMBER   7      SOLE VOTING POWER
   OF
SHARES               0
         ----------------------------------------------------------------------
BENEFICIALLY
OWNED    8      SHARED VOTING POWER

                     0
         ----------------------------------------------------------------------
BY EACH  9      SOLE DISPOSITIVE POWER
REPORTING
                     0
         ----------------------------------------------------------------------
PERSON   10     SHARED DISPOSITIVE POWER
WITH
                     0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,635,276 shares through its 4.0% indirect interest in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------



                             SCHEDULE 13D
---------------------------------        --------------------------------------
CUSIP No.    07159310                            Page 3  of  25  Pages
          -----------------                          ---    ----
---------------------------------        --------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               EdperBrascan Corporation
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a) |_|   (b)|_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
-------------------------------------------------------------------------------
NUMBER   7      SOLE VOTING POWER
   OF
SHARES               0
         ----------------------------------------------------------------------
BENEFICIALLY
OWNED    8      SHARED VOTING POWER

                     0
         ----------------------------------------------------------------------
BY EACH  9      SOLE DISPOSITIVE POWER
REPORTING
                     0
         ----------------------------------------------------------------------
PERSON   10     SHARED DISPOSITIVE POWER
WITH
                     0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,836,040 shares through its 39.6% indirect interest in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.3%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------



                             SCHEDULE 13D
---------------------------------        --------------------------------------
CUSIP No.    07159310                            Page 4  of  25  Pages
          -----------------                          ---    ----
---------------------------------        --------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Noranda Inc.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a) |_|   (b)|_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario
-------------------------------------------------------------------------------
NUMBER   7      SOLE VOTING POWER
   OF
SHARES               0
         ----------------------------------------------------------------------
BENEFICIALLY    SHARED VOTING POWER
OWNED    8
                     0
         ----------------------------------------------------------------------
BY EACH  9      SOLE DISPOSITIVE POWER
REPORTING
                     0
         ----------------------------------------------------------------------
PERSON   10     SHARED DISPOSITIVE POWER
WITH
                     0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,242,526  shares through its direct and indirect  interests in its affiliate, Kerr Addison Mines Limited
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------



                             SCHEDULE 13D
---------------------------------        --------------------------------------
CUSIP No.    07159310                            Page 5  of  25  Pages
          -----------------                          ---    ----
---------------------------------        --------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Brenda Mines Ltd.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a) |_|   (b)|_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               British Columbia
-------------------------------------------------------------------------------
NUMBER   7      SOLE VOTING POWER
   OF
SHARES               0
         ----------------------------------------------------------------------
BENEFICIALLY    SHARED VOTING POWER
OWNED    8
                     0
         ----------------------------------------------------------------------
BY EACH  9      SOLE DISPOSITIVE POWER
REPORTING
                     0
         ----------------------------------------------------------------------
PERSON   10     SHARED DISPOSITIVE POWER
WITH
                     0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,310,631  shares through its 25% interest in its affiliate,
         Kerr Addison Mines Limited
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------



                             SCHEDULE 13D
---------------------------------        --------------------------------------
CUSIP No.    07159310                            Page 6  of  25  Pages
          -----------------                          ---    ----
---------------------------------        --------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Kerr Addison Mines Limited
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                (a) |_|   (b)|_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               British Columbia
-------------------------------------------------------------------------------
NUMBER   7      SOLE VOTING POWER
   OF
SHARES            65,242,526 shares
         ----------------------------------------------------------------------
BENEFICIALLY    SHARED VOTING POWER
OWNED    8
                  0
         ----------------------------------------------------------------------
BY EACH  9      SOLE DISPOSITIVE POWER
REPORTING
                  65,242,526 shares
         ----------------------------------------------------------------------
PERSON   10     SHARED DISPOSITIVE POWER
WITH
                  0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,242,526 shares

-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               28.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 13D, originally filed on July 30, 1996 (the "Original Schedule 13D") and relating to the Common Stock, par value $0.10 per share, of Battle Mountain Gold Company, corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by the reporting persons named in the amended
Item 2 below to reflect the reorganization and/or succession in interest of certain of the reporting persons identified in the Original Schedule 13D. Except as described herein, the information contained in the Original Schedule 13D is unchanged.

ITEM 2.     IDENTITY AND BACKGROUND

     Item 2 of the Original Schedule 13D is hereby and amended and restated in its entirety as follows:

     This statement is being filed by Partners Limited ("Partners"), EdperBrascan Corporation ("EdperBrascan"), Noranda Inc. ("Noranda"), Brenda Mines Ltd. ("Brenda Mines"), a direct and indirect wholly-owned subsidiary of Noranda, and Kerr Addison Mines Limited ("Kerr Addison"), a direct and indirect wholly-owned subsidiary of Noranda (the "Reporting Persons").

     Partners is a corporation incorporated under the laws of the Province of Ontario, Canada. It is a private holding company. Its principal and business address is P.O. Box 770, Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

     EdperBrascan is a corporation amalgamated under the laws of the Province of Ontario. It is a diversified holding company that is listed on the Toronto, Montreal and American stock exchanges. Its principal and business address is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, J5J 2T3.

     Noranda is a corporation amalgamated under the laws of the Province of Ontario, Canada. It is one of the world's largest diversified natural resource companies. Its principal and business address is P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

     Brenda Mines is a corporation incorporated under the laws of the Province of British Columbia, Canada. It does not currently carry on any active business. The address of its principal office is One Adelaide Street East, Suite 2700, Toronto, Ontario, M5C 2Z6.

     Kerr Addison is a corporation continued under the laws of the Province of British Columbia, Canada. It does not currently carry on any active business. Its principal and business address is One Adelaide Street East, Suite 2700, Toronto, Ontario, M5C 2Z6.

     Kerr Addison owns 65,242,526 representing approximately 44.1% of the Exchangeable Shares of BM Canada. These Exchangeable Shares represent beneficial ownership of the same number shares of Common Stock of BMG, representing approximately 28.5% of the Common Stock of BMG if all Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the Common Stock outstanding. Brenda Mines owns 25% of the common shares of Kerr Addison; Noranda owns the other 75% of Kerr Addison's common shares. Noranda directly and indirectly exercises control over 100% of the outstanding common shares of Brenda Mines. Kerr Addison and Brenda are respectively, indirectly and directly, wholly-owned subsidiaries of Noranda. Noranda owns 75% of the outstanding common shares of Kerr Addison directly and 25% indirectly, through its direct wholly-owned subsidiary, Brenda. Noranda is one of the world's largest diversified natural resources companies. Its common shares are listed on the
Toronto, Montreal and Vancouver stock exchanges. EdperBrascan indirectly exercises control over approximately 40% of the outstanding common shares of Noranda through EdperBrascan affiliated companies. EdperBrascan is a diversified holding company whose Class A Limited Voting Shares are listed on the Toronto, Montreal and American stock exchanges. It is the successor corporation resulting from the amalgamation of The Edper Group Limited (the successor corporation resulting from the amalgamation of The Edper Group Limited and Hees International Bancorp Inc. under the laws of the Province of Ontario on January 1, 1997) and Brascan Limited under the laws of the Province of Ontario on August 1, 1997. Partners holds a 100% interest in the Class B Limited Voting Shares, and an approximate 10% interest in the Class A Limited Voting Shares, of EdperBrascan. Partners is a private holding company. The common shares of Partners are owned directly or indirectly by a number of individuals including the following individuals who are also directors and/or officers of Noranda: Jack L. Cockwell, J. Trevor Eyton, Robert J. Harding, David W. Kerr and E. Courtney Pratt.

     The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and officers of the Reporting Persons are set out in
Schedule 1 hereto.

     None of the Reporting Persons or the persons listed in Schedule 1, has during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanours), or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activity subject to United States Federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

           (b) Kerr Addison has the sole power to direct the vote and sole power to direct disposition of all of the Exchangeable Shares of BM Canada beneficially owned by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the Exchangeable Shares of BM Canada (and the Common Stock of BMG into which they are exchangeable) held by Kerr Addison through their respective direct and/or indirect interests in Kerr Addison. The respective direct and/or indirect proportionate interests of the other Reporting Persons in these shares are as follows:

Filing Person    Interest in Shares    No. of Shares      % of Shares
-------------    ------------------    -------------      -----------
Kerr Addison             100%           65,242,526          28.5
Partners                 4.0%            2,635,276           1.1
EdperBrascan            39.6%           25,836,040          11.3
Noranda                  100%           65,242,526          28.5
Brenda Mines            25.0%           16,310,631           7.1

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

            Schedule 1: The  name,  citizenship,  present  position
                        with the Reporting Persons, present principal occupation and business address (or if not available, residence address) of each of the directors and officers of the corporate Reporting Persons.

            Schedule 2: Joint Filing Statement.


                               SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 1998.


                                    NORANDA INC.


                                    By:   /s/ Kevin N. Thompson
                                          ---------------------
                                          Name:  Kevin N. Thompson
                                          Title: Vice-President, Secretary
                                                 and General Counsel

                                    PARTNERS LIMITED


                                    By:   /s/ Brian D. Lawson
                                          -------------------
                                          Name:  Brian D. Lawson
                                          Title: Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION


                                    By:   /s/ Anne Arone
                                          --------------
                                          Name:  Anne Arone
                                          Title: Vice-President and
                                                 Corporate Secretary

                                    BRENDA MINES LTD.


                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: President

                                    KERR ADDISON MINES LIMITED


                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: Chairman



                            SCHEDULE 1(FN1)

PARTNERS LIMITED
----------------

                       Principal Business
                       Position with              Address (or Residence
                       Corporation; Principal     Address if no Business
Name; Citizenship      Occupation, if Different   Address Available)
-----------------      ------------------------   ------------------

Gordon E Arnell        Director of Partners       P.O. Box 770
Canadian               Limited; Chairman and      Suite 4440, BCE Place
                       Chief Executive Officer    181 Bay Street
                       of Brookfield Properties   Toronto, Ontario
                       Corporation                M5J 2T3

Jack L. Cockwell       Director of Partners       P.O. Box 762
Canadian               Limited; President and     Suite 4400, BCE Place
                       Chief Executive Officer    181 Bay Street
                       of EdperBrascan            Toronto, Ontario
                       Corporation                M5J 2T3

J. Trevor Eyton        Director of Partners       P.O. Box 762
Canadian               Limited; Senior Group      Suite 4400, BCE Place
                       Chairman of EdperBrascan   181 Bay Street
                       Corporation                Toronto, Ontario
                                                  M5J 2T3

J. Bruce Flatt         Director of Partners       P.O. Box 770
Canadian               Limited; President and     Suite 4440, BCE Place
                       Chief Executive Officer    181 Bay Street
                       of Brookfield Properties   Toronto, Ontario
                       Corporation                M5J 2T3

Robert J. Harding      Director of Partners       P.O. Box 762
Canadian               Limited; Chairman of       Suite 4400, BCE Place
                       EdperBrascan Corporation   181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

--------
[FN]

1 None of the persons listed in this Schedule 1 has any direct or indirect interest in BMG, except for David W. Kerr who, as of the date hereof owns 1480 Exchangeable Shares of BM Canada.


David W. Kerr          Director and Co-Chief      P.O. Box 755
Canadian               Executive of Partners      Suite 4100, BCE Place
                       Limited; President and     181 Bay Street
                       Chief Executive Officer    Toronto, Ontario
                       of Noranda Inc.            M5J 2T3

Brian D. Lawson        Director and               P.O. Box 762
Canadian               Secretary-Treasurer of     Suite 4400, BCE Place
                       Partners Limited; Senior   181 Bay Street
                       Vice-President, Merchant   Toronto, Ontario
                       Banking of Trilon          M5J 2T3
                       Financial Corporation

George E. Myhal        Director of Partners       P.O. Box 762
Canadian               Limited; President and     Suite 4400, BCE Place
                       Chief Executive Officer    181 Bay Street
                       of Trilon Financial        Toronto, Ontario
                       Corporation                M5J 2T3

E. Courtney Pratt      Director of Partners       P.O. Box 755
Canadian               Limited; Chairman of       Suite 4100, BCE Place
                       Noranda Inc.               181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Timothy R. Price       Director and President of  P.O. Box 771
Canadian               Partners Limited;          Suite 4420, BCE Place
                       Chairman of Trilon         181 Bay Street
                       Financial Corporation      Toronto, Ontario
                                                  M5J 2T3


NORANDA INC.
------------

                       Principal Business
                       Position with              Address (or Residence
                       Corporation; Principal     Address if no Business
Name; Citizenship      Occupation, if Different   Address Available)
-----------------      ------------------------   ------------------

Alex G. Balogh         Director; Former Deputy    P.O. Box 755
Canadian               Chairman of Noranda Inc.   Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Andre Berard           Director of Noranda Inc,;  600 rue de La
Canadian               Chairman of the Board and  Gauchetiere Ouest
                       Chief Executive Officer    4th Floor
                       of National Bank of Canada Montreal, Quebec
                                                  H3B 4L2

J.W. Bud Bird          Director of Noranda Inc.;  Suite 203, Park Office
Canadian               President of Bird          Centre
                       Holdings Ltd.              440 Wilsey Road
                                                  Fredericton, New
                                                  Brunswick
                                                  E3B 7G5

David L. Bumstead      Director and Executive     P.O. Box 755
Canadian               Vice-President, Corporate  Suite 4100, BCE Place
                       Development of Noranda     181 Bay Street
                       Inc.                       Toronto, Ontario
                                                  M5J 2T3

Jack L. Cockwell       Director of Noranda Inc.;  P.O. Box 762
Canadian               President and Chief        Suite 4400, BCE Place
                       Executive Officer of       181 Bay Street
                       EdperBrascan Corporation   Toronto, Ontario
                                                  M5J 2T3

Rene Dufour            Director of Noranda Inc.;  Dept. of Mineral
Canadian               Corporate Director and     Engineering
                       Former Professor, Ecole    2900 Edouard-Montpetit
                       Polytechnique              P.O. Box 6079
                                                  Station Centre Ville
                                                  Montreal, Quebec
                                                  H3C 3A7

J. Trevor Eyton        Director of Noranda Inc.;  P.O. Box 762
Canadian               Senior Group Chairman of   Suite 4400, BCE Place
                       EdperBrascan Corporation   181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Robert J. Harding      Director of Noranda Inc.;  P.O. Box 762
Canadian               Chairman, EdperBrascan     Suite 4440, BCE Place
                       Corporation                181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

V. Maureen Kempston    Director of Noranda Inc.;  1908 Colonel Sam Drive
   Darkes              President and General      Oshawa, Ontario
Canadian               Manager of General Motors  L1H 8P7
                       of Canada Limited

David W. Kerr          Director of Noranda Inc.;  P.O. Box 755
Canadian               President and Chief        Suite 4100, BCE Place
                       Executive Officer of       181 Bay Street
                       Noranda Inc.               Toronto, Ontario
                                                  M5J 2T3

E. Peter Lougheed      Director of Noranda Inc.;  4500 Bankers Hall East
Canadian               Senior Partner, Bennett    855- 2nd Street S.W.
                       Jones Verchere (law firm)  Calgary, Alberta
                                                  T2K 4K7

James W. McCutcheon    Director of Noranda Inc.;  P.O. Box 48, Suite 4700
Canadian               Counsel, McCarthy          Toronto-Dominion Bank
                       Tetrault (law firm)        Tower
                                                  Toronto, Ontario
                                                  M5K 1E6

W. Darcy McKeough      Director of Noranda Inc.;  30 Dover Street
Canadian               Chairman of McKeough       Chatham, Ontario
                       Investments Ltd. (rental   N7L 1S6
                       properties)

Ronald W. Osborne      Director of Noranda Inc.;  [1800 McGill College Road
Canadian               [President and Chief       Suite 1700
                       Executive Officer, Bell    Montreal, Quebec
                       Canada]                    H3A 3J6]

Alfred Powis           Director of Noranda Inc.;  P.O. Box 755
Canadian               Corporate Director         Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

E. Courtney Pratt      Director and Chairman of   P.O. Box 755
Canadian               Noranda Inc.               Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Barbara J. Rae         Director of Noranda Inc.;  3-2206 Folkstone Way
Canadian               Corporate Director         West Vancouver
                                                  British Columbia
                                                  V7S 2X7

Alan R. Thomas         Chief Financial Officer    P.O. Box 755
Canadian               of Noranda Inc.            Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Michael J. Knuckey     Executive Vice-President,  1 Adelaide Street East
Canadian               Exploration and Project    Suite 2700
                       Development of Noranda     Toronto, Ontario
                       Inc.                       M5C 2Z6

David Goldman          Executive Vice-President   1 Adelaide Street East
Canadian               and Chief Operating        Suite 2700
                       Officer of Noranda Inc.    Toronto, Ontario
                                                  M5C 2Z6

Rick J. Anderson       Senior Vice-President,     P.O. Box 755
Canadian               Finance of Noranda Inc.    Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Frank Frantisak        Senior Vice-President,     P.O. Box 755
Canadian               Environmental Services of  Suite 4100, BCE Place
                       Noranda Inc.               181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Irwin J. Itzkovitch    Senior Vice-President,     Noranda Technology Centre
Canadian               Technology & Director of   240 Hymus Boulevard
                       Noranda Technology Centre  Pointe Claire, Quebec
                       of Noranda Inc.            H9R 1G5

Michael R. Frilegh     Vice-President, Treasurer  P.O. Box 755
Canadian               of Noranda Inc.            Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Greg R.E. Georgeff     Vice-President,            P.O. Box 755
Canadian               Information Services of    Suite 4100, BCE Place
                       Noranda Inc.               181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

David C. Hambley       Vice-President, Human      P.O. Box 755
Canadian               Resources of Noranda Inc.  Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

George M. Penna        Vice-President, Taxation   P.O. Box 755
Canadian               of Noranda Inc.            Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Tom E. Phelps          Vice-President,            P.O. Box 755
Canadian               Investments and Strategic  Suite 4100, BCE Place
                       Planning of Noranda Inc.   181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Helen Reeves           Vice-President,            P.O. Box 755
Canadian               Communications             Suite 4100, BCE Place
                       of Noranda Inc.            181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Martin Schady          Vice-President, Corporate  P.O. Box 755
Canadian               Development of Noranda     Suite 4100, BCE Place
                       Inc.                       181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Kevin N. Thompson      Vice-President, Secretary  P.O. Box 755
Canadian               and General Counsel of     Suite 4100, BCE Place
                       Noranda Inc.               181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Edward O. Villeneuve   Vice-President,            P.O. Box 755
Canadian               Environmental Projects,    Suite 4100, BCE Place
                       Audits and Industrial      181 Bay Street
                       Hygiene of Noranda Inc.    Toronto, Ontario
                                                  M5J 2T3

Steven Astritis        Associate General Counsel  P.O. Box 755
Canadian               and Assistant Secretary    Suite 4100, BCE Place
                       of Noranda Inc.            181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

John S. Kowal          Assistant Treasurer of     P.O. Box 755
Canadian               Noranda Inc.               Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

William M. O'Henly     Assistant Secretary of     P.O. Box 755
Canadian               Noranda Inc.               Suite 4100, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Lance S. Tigert        Assistant Treasurer of     1 Adelaide Street East
Canadian               Noranda Inc.               Suite 2700
                                                  Toronto, Ontario
                                                  M5C 2Z6


BRENDA MINES LTD.
-----------------

                       Principal Business
                       Position with              Address (or Residence
                       Corporation; Principal     Address if no Business
Name; Citizenship      Occupation, if Different   Address Available)
-----------------      ------------------------   ------------------

David L. Bumstead      Director and President of  P.O. Box 755
Canadian               Brenda Mines Ltd.;         Suite 4100, BCE Place
                       Executive Vice-President,  181 Bay Street
                       Corporate Development of   Toronto, Ontario
                       Noranda Inc.               M5J 2T3

Mitchell H. Gropper    Director of Brenda Mines   P.O. Box 10424
Canadian               Ltd.; Partner, McCarthy    Pacific Centre
                       Tetrault (law firm)        Suite 1300
                                                  777 Dunsmuir Street
                                                  Vancouver, B.C.
                                                  V7Y 1K2

Michael J. Knuckey     Director of Brenda Mines   1 Adelaide Street East
Canadian               Ltd.; Executive            Suite 2700
                       Vice-President,            Toronto, Ontario
                       Exploration and Project    M5C 2Z6
                       Development of Noranda
                       Inc.

Rick J. Anderson       Treasurer of Brenda Mines  P.O. Box 755
Canadian               Ltd.; Senior               Suite 4100, BCE Place
                       Vice-President, Finance    181 Bay Street
                       of Noranda Inc.            Toronto, Ontario
                                                  M5J 2T3

Michael R. Frilegh     Assistant Treasurer of     P.O. Box 755
Canadian               Brenda Mines Ltd.;         Suite 4100, BCE Place
                       Vice-President, Treasurer  181 Bay Street
                       of Noranda Inc.            Toronto, Ontario
                                                  M5J 2T3

Daniel E. Hamilton     Controller of Brenda       P.O. Box 755
Canadian               Mines Ltd.; Group          Suite 4100, BCE Place
                       Controller, Corporate of   181 Bay Street
                       Noranda Inc.               Toronto, Ontario
                                                  M5J 2T3


KERR ADDISON MINES LIMITED
--------------------------

                       Principal Business
                       Position with              Address (or Residence
                       Corporation; Principal     Address if no Business
Name; Citizenship      Occupation, if Different   Address Available)
-----------------      ------------------------   ------------------

Alex G. Balogh         Director of Kerr Addison   P.O. Box 755
Canadian               Mines Limited; Former      Suite 4100, BCE Place
                       Deputy Chairman of         181 Bay Street
                       Noranda Inc.               Toronto, Ontario
                                                  M5J 2T3

David L. Bumstead      Director and Chairman of   P.O. Box 755
Canadian               Kerr Addison Mines         Suite 4100, BCE Place
                       Limited; Executive         181 Bay Street
                       Vice-President, Corporate  Toronto, Ontario
                       Development of Noranda     M5J 2T3
                       Inc.

Mitchell H. Gropper    Director of Kerr Addison   P.O. Box 10424
Canadian               Mines Limited; Partner,    Pacific Centre
                       McCarthy Tetrault (law     Suite 1300
                       firm)                      777 Dunsmuir Street
                                                  Vancouver, B.C.
                                                  V7Y 1K2

Daniel E. Hamilton     Controller of Kerr         P.O. Box 755
Canadian               Addison Mines Limited;     Suite 4100, BCE Place
                       Group Controller,          181 Bay Street
                       Corporate of Noranda Inc.  Toronto, Ontario
                                                  M5J 2T3


EDPERBRASCAN CORPORATION
------------------------

                       Principal Business
                       Position with              Address (or Residence
                       Corporation; Principal     Address if no Business
Name; Citizenship      Occupation, if Different   Address Available)
-----------------      ------------------------   ------------------

Roberto P. Cezar de    Director of EdperBrascan   Ave. Epitacio Pessoa
Andrade                Corporation; Group         756, ap. 401
Brazilian              Chairman, Brazilian        Ipanema
                       Operations; Chairman and   22471-000
                       Chief Executive Officer    Rio de Janeiro, Brazil -
                       of Brascan Brazil Ltd.     RJ

Conrad M. Black        Director of EdperBrascan   10 Toronto Street
Canadian               Corporation; Chairman and  Toronto, Ontario
                       Chief Executive Officer    M5C 2B7
                       of Hollinger Inc., Argus
                       Corporation Limited and
                       Southam Inc.; Chairman,
                       Telegraph Group Limited
                       (publishing companies)

James J. Blanchard     Director of EdperBrascan   1200 N. Nash Street,
American               Corporation; Partner       #1115
                       Verner, Liipfert,          Arlington, Virginia
                       Bernhard, McPherson and    U.S.A. 22209
                       Hand (law firm)

Jack L. Cockwell       Director, President and    P.O. Box 762
Canadian               Chief Executive Officer    Suite 4400, BCE Place
                       of EdperBrascan            181 Bay Street
                       Corporation                Toronto, Ontario
                                                  M5J 2T3

J. Trevor Eyton        Director and Senior Group  P.O. Box 762
Canadian               Chairman of EdperBrascan   Suite 4400, BCE Place
                       Corporation; Member of     181 Bay Street
                       the Senate of Canada       Toronto, Ontario
                                                  M5J 2T3

Julia E. Foster        Director of EdperBrascan   21 St. Clair Avenue East
Canadian               Corporation; President of  Suite 900
                       Canadian Olympic           Toronto, Ontario
                       Foundation (non-profit     M4T 1L9
                       organization)


James K. Gray          Director of EdperBrascan   2800, 605 - 5th Ave. S.W.
Canadian               Corporation; Chairman,     Calgary, Alberta
                       Canadian Hunter            T2P 3H5
                       Exploration Ltd.

Lynda C. Hamilton      Director of EdperBrascan   P.O. Box 770
Canadian               Corporation; President,    Suite 4440, BCE Place
                       Edper Investments Limited  181 Bay Street
                       (investment company)       Toronto, Ontario
                                                  M5J 2T3

Robert J. Harding      Director and Chairman of   P.O. Box 762
Canadian               EdperBrascan Corporation   Suite 4400, BCE Place
                                                  181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Patrick J. Keenan      Director of EdperBrascan   120 Adelaide Street West
Canadian               Corporation; Chairman and  Suite 2150
                       Chief Executive Officer,   Toronto, Ontario
                       Keewhit Investments        M5H 1T1
                       Limited (investment
                       company)

David W. Kerr          Director of EdperBrascan   P.O. Box 755
Canadian               Corporation; President     Suite 4100, BCE Place
                       and Chief Executive        181 Bay Street
                       Officer of Noranda Inc.    Toronto, Ontario
                                                  M5J 2T3

Allen T. Lambert       Director of EdperBrascan   Suite 4400, BCE Place
Canadian               Corporation; Group         181 Bay Street
                       Chairman, Financial        Toronto, Ontario
                       Services                   M5J 2T3

Philip B. Lind         Director of EdperBrascan   40 King Street West
Canadian               Corporation; Vice          Suite 6400
                       Chairman, Rogers           Toronto, Ontario
                       Communications Inc.        M5H 3Y2

Michael F. B. Nesbitt  Director of EdperBrascan   Suite 1110
Canadian               Corporation; President     200 Graham Avenue
                       and Chief Executive        Winnipeg, Manitoba
                       Officer, Montrose          R3C 4L5
                       Investment Co. Ltd.


Saul Shulman           Director of EdperBrascan   Suite 2300
Canadian               Corporation; Senior        200 King Street West
                       Partner, Goodman and Carr  Toronto, Ontario
                       (law firm)                 M5H 3W5

George S. Taylor       Director of EdperBrascan   120 Adelaide Street West
Canadian               Corporation; Corporate     Suite 2150
                       Director                   Toronto, Ontario
                                                  M5H 1T1

Edward C. Kress        Executive Vice-President   Suite 4400, BCE Place
Canadian               of EdperBrascan            181 Bay Street
                       Corporation; President     Toronto, Ontario
                       and Chief Executive        M5J 2T3
                       Officer, Great Lakes
                       Power Inc.

Aaron W. Regent        Senior Vice-President,     Suite 4400, BCE Place
Canadian               Corporate Development of   181 Bay Street
                       EdperBrascan Corporation;  Toronto, Ontario
                       President and Chief        M5J 2T3
                       Executive Officer, Trilon
                       Securities Corporation

John C. Tremayne       Senior Vice President and  Suite 4400, BCE Place
Canadian               Chief Financial Officer    181 Bay Street
                       of EdperBrascan            Toronto, Ontario
                       Corporation                M5J 2T3

Anne Arone             Vice-President and         Suite 4400, BCE Place
Canadian               Corporate Secretary of     181 Bay Street
                       EdperBrascan Corporation   Toronto, Ontario
                                                  M5J 2T3

Alan V. Dean           Vice-President, Public     Suite 4400, BCE Place
Canadian               and Corporate Affairs of   181 Bay Street
                       EdperBrascan Corporation   Toronto, Ontario
                                                  M5J 2T3

Trevor K. Kerr         Vice-President and         Suite 4400, BCE Place
Canadian               Treasurer of EdperBrascan  181 Bay Street
                       Corporation                Toronto, Ontario
                                                  M5J 2T3

Blake D. Lyon          Vice-President, Finance    Suite 4400, BCE Place
Canadian               and Controller of          181 Bay Street
                       EdperBrascan Corporation   Toronto, Ontario
                                                  M5J 2T3

Lisa W.F. Chu          Associate Controller of    Suite 4400, BCE Place
Canadian               EdperBrascan Corporation   181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

Stacy Yew              Associate Treasurer of     Suite 4400, BCE Place
Canadian               EdperBrascan Corporation   181 Bay Street
                                                  Toronto, Ontario
                                                  M5J 2T3

                              SCHEDULE 2
                              ----------
                        Joint Filing Statement
                        ----------------------

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Battle Mountain Gold Company or Exchangeable Shares of Battle Mountain Canada Inc. that are exchangeable into common stock of Battle Mountain Gold Company, on a one-for-one basis, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 1998.

                                    NORANDA INC.

                                    By:   /s/ Kevin N. Thompson
                                          ---------------------
                                          Name:  Kevin N. Thompson
                                          Title: Vice-President, Secretary
                                                 and General Counsel

                                    PARTNERS LIMITED

                                    By:   /s/ Brian D. Lawson
                                          -------------------
                                          Name:  Brian D. Lawson
                                          Title: Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION

                                    By:   /s/ Anne Arone
                                          --------------
                                          Name:  Anne Arone
                                          Title: Vice-President and
                                                 Corporate Secretary

                                    BRENDA MINES LTD.

                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: President

                                    KERR ADDISON MINES LIMITED

                                    By:   /s/ David L. Bumstead
                                          ---------------------
                                          Name:  David L. Bumstead
                                          Title: Chairman